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Exhibit 99.4

2004

ANNUAL INFORMATION FORM

LEITCH TECHNOLOGY CORPORATION 150 FERRAND DRIVE SUITE 700 TORONTO, ONTARIO M3C 3E5	September 10, 2004

TABLE OF CONTENTS

THE COMPANY	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
Acquisitions and Discontinued Operations	3
THE BUSINESS	3
COMPANY OVERVIEW	3
Video Processing and Distribution	3
Video Servers	4
Post Production	4
TRENDS	5
SALES AND MARKETING STRATEGY	6
PRODUCT LINES	7
MANUFACTURING	9
THE INDUSTRY	9
MARKETS	9
GENERAL	11
INTELLECTUAL PROPERTY	11
REGULATORY ENVIRONMENT	12
EMPLOYEES	13
RESEARCH & DEVELOPMENT	13
FOREIGN OPERATIONS	13
SELECTED CONSOLIDATED FINANCIAL DATA	13
DIVIDEND POLICY	14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	14
MARKET FOR SECURITIES	14
DIRECTORS AND OFFICERS	15
ADDITIONAL INFORMATION	16

LEITCH TECHNOLOGY CORPORATION

THE COMPANY

        Leitch Technology Corporation ("LTC", and together with its subsidiaries, "Leitch" or the "Company") was incorporated under the Business Corporations Act (Ontario) ("OBCA") by certificate of incorporation dated May 3, 1971 under the name Leitch Video Limited. By articles of amendment effective on April 21, 1994, the name of LTC was changed to Leitch Technology Corporation, the "private company" restrictions were removed, LTC's authorized Class A convertible special shares were cancelled, a new class of Preference Shares issuable in series was authorized, the authorized number of Common Shares was increased to an unlimited number of Common Shares and the 2,239,000 issued Common Shares of LTC were subdivided into 8,956,000 Common Shares. By articles of amendment effective on September 23, 1996, each one of LTC's issued and outstanding Common Shares was subdivided into two Common Shares. LTC's registered office is located at 25 Dyas Road, Toronto, Ontario M3B 1V7 and its head office is located at 150 Ferrand Drive, Suite 700, Toronto, Ontario M3C 3E5. LTC's phone number is (416) 445-9640 and its fax number is (416) 443-3088.

        LTC principally conducts its business, directly and indirectly, through four wholly-owned subsidiaries: Leitch Technology International Inc., an Ontario corporation and LTC's Canadian operating subsidiary; Leitch Incorporated, a Delaware corporation and LTC's principal U.S. operating subsidiary; Leitch Europe Limited, a U.K. corporation and LTC's principal European subsidiary; and Leitch Asia Limited, a Hong Kong company and LTC's Asian subsidiary. The chart below outlines Leitch's corporate structure and the jurisdiction of incorporation of LTC and its principal subsidiaries as at April 30, 2004.

(1)
Each of Leitch Incorporated and Leitch Asia Limited is directly and indirectly wholly-owned by LTC through an intermediary corporation.

AIF 2004:    1

General Development of the Business

        Leitch was formed in 1971 in Toronto, Ontario. In June 1994 the Company completed its initial public offering of Common Shares and its listing on the Toronto Stock Exchange (under the symbol "LTV"). An additional offering of Common Shares was completed in June 2000, which resulted in gross proceeds of $52,800,000. In June 2000, the Company's Common Shares began trading on the NASDAQ Stock Market ("NASDAQ") under the symbol "LVID". In July 2003, the Company voluntarily de-listed its Common Shares from NASDAQ effective on the close of business July 22, 2003. In August and September 2003, the Company completed a further additional offering of Common Shares which resulted in gross proceeds of $21.5 million.

        During fiscal 2002, the Company announced its strategy of refocusing on its core operating segments, Video Processing & Distribution ("VP&D"), Video Servers ("Servers") and Post Production ("Post"). The Company believes that these segments, which target the professional video market, are sizable and have strong growth potential over the next decade. During fiscal 2003, the Company began a major refresh of its VP&D product line. However, fiscal 2003 continued to be challenging for the professional video market. The global economic slowdown that began during the Company's 2002 fiscal year continued throughout 2003. This was compounded by other factors including war in Iraq, outbreak of Severe Acute Respiratory Syndrome in Asia, continued uncertainty in South America and a weakening U.S. dollar. As a result of this combination of factors, the Company experienced a drop of 9% in revenue during its fiscal 2003 compared to the prior year.

        The Company continued to face challenges in fiscal year 2004. The impact of foreign exchange due to a weaker U.S. dollar reduced overall revenues for the fiscal year by approximately 9%. In addition, the Company had not completed the refresh of its product lines until late in the fiscal year, causing it to lose market share to some competitors. The Company also believes it had fallen behind the market relative to high-definition ("HD") product introductions which negatively impacted revenues, most significantly in the U.S. The Company has been working to introduce new HD product offerings since 2003, and introduced products to address the gap in its HD line during 2004.    In the fourth quarter of 2004, the Company announced a significant restructuring, which included facility consolidation, staff reduction and product offering consolidation. On July 17, 2003, the Company's President and Chief Executive Officer ("CEO"), Margaret Craig, announced her resignation from the Company. At that time, the Board of Directors appointed Stan Kabala, a director of the Company since June 1996, as Interim President and CEO. The Board also commenced a search for a permanent CEO. At the time of Mr. Kabala's appointment, the Company announced its short-term strategy to conserve cash while continuing to manage its expenses and balance sheet with a view to returning to profitability.

        On November 24, 2003, the Company appointed Tim Thorsteinson as President and CEO. Prior to his appointment, Mr. Thorsteinson was the President of the Video and Networking Division of Tektronix Inc., where he executed the sale of the business to a private investor group to become Grass Valley Group. Mr. Thorsteinson then led Grass Valley Group as CEO and COO until its acquisition by Thomson (formerly Thomson multimedia SA). Mr. Thorsteinson has launched an aggressive cost reduction program in order to optimize the Company's cost structure to enable the Company to return to profitability independent of an increase in capital spending in the professional video market. Due to reduced revenue levels, the Company was more focused on active cost management in fiscal 2004 in order to enable a return to profitability at current revenue levels.

        On February 20, 2004, the Company accepted the resignation of John A. MacDonald from the Board of Directors and appointed Mr. Thorsteinson to fill the vacancy created by Mr. MacDonald's resignation.

AIF 2004:    2

  Acquisitions and Discontinued Operations

        The Company set up its semiconductor business in February 2000 to further develop and market videocentric silicon chips. During fiscal 2002 the Company decided to shut down the North American operations of the semiconductor division and also divested the remaining operations of the semiconductor business, by selling 80.1% of its interest in the operating design facility in Sweden, Silicon Construction AB, maintaining a minority interest of 19.9%, which was reduced to 6.1% in 2004. This disposition was not material to the Company.

        In April 2000, the Company acquired approximately 37.7% fully diluted interest in Path 1 Network Technologies Inc. ("Path 1", AMEX: PNO). Path 1 designs and develops software and hardware that allows for broadcast quality video, CD quality audio, telephony and other time-critical data to be transmitted end-to-end over IP Ethernet Networks with guaranteed Quality of Service. The Company's investment in Path 1 was accounted for using the equity method which requires the Company to pick up its pro-rata share of Path 1's net loss. In fiscal 2002, the Company wrote off its remaining investment in Path 1 and recorded non-recurring charges of $25.2 million from its review of the valuation of its equity investment in Path 1. In the first fiscal quarter of 2005, the Company sold its entire interest in Path 1, recording a $2 million gain on the sale.

        On May 14, 2004, the Company acquired all of the stock of Videotek, Inc., a privately held video equipment company located in Pottstown, Pennsylvania. Videotek manufactures test and measurement equipment, video demodulators, routing switchers, color correctors and processors. Purchase consideration for the acquisition totaled $21.9 million, plus $2.7 million to be paid upon achieving certain revenue and margin targets in the first year after acquisition. The acquisition was not material to the Company and was funded through cash resources.

THE BUSINESS

Company Overview

        Leitch designs, develops and distributes high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet, and business-to-business markets. The Company's strategy is to capitalize on its strong customer position, technical skills, business model and access to capital markets to lead the professional video market. The Company's operating segments are VP&D, Servers and Post.

  Video Processing and Distribution

        Leitch designs, manufactures and markets the electronic infrastructure for the professional video market required for quality processing, routing and conversion of all major video signal formats and standards. With over thirty years of experience in this line of business, the Company is a leading presence in the VP&D equipment market. The Company's VP&D products include:

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  Interface and conversion systems: NEO™ and 6800+™ modular platforms as well as the "all in one" standalone DPS 575 non-modular solution;

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  Production solutions: Opus™ master control and LogoMotion™ II branding;

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  Reference products for virtually any synchronization, test and time application;

AIF 2004:    3

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  Signal distribution and routing: Integrator™ Gold and Panacea™;

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  Network monitoring and control: SuiteView™ and Command Control System applications including CCS Navigator™ and CCS Pilot™; and

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  Test and measurement equipment: Videotek's line of test and measurement equipment, video demodulators, routing switchers, color correctors and processors.

        During the past year, the Company completed a major upgrade of its video processing and distribution product lines. This culminated in a fourth quarter 2004 restructuring, which accelerated the transition from older product lines to newer platforms. Specifically, in interface and conversion products, the newer platforms NEO and 6800+ are replacing the Genesis, Digibus, 1600 and 6800 lines. In distribution and routing, the new Panacea platform is replacing the XPlus, Via, Prophecy and XPress lines.

  Video Servers

        Leitch's Server product line provides high-quality, real-time disk-based solutions for transmission, news, and sports applications. The Company is a leader in storage area networks for the broadcast industry. The product line provides scaleable solutions for the vertical market, accommodates all the current TV formats and provides connectivity over TCP/IP networks. The product line includes hardware infrastructure and software solutions for the transmission and news markets. This includes the ability to ingest, store, browse, edit and playout media. The shared storage environment allows for operational efficiencies and work flow enhancements as the industry transitions from analog to digital TV. Digital TV services for cable and broadcasting are in their early stages. Sales of Server systems, as the core component of digital TV infrastructure, are expected to grow significantly over the next five years with the introduction of NEXIO™ at IBC in September 2003, a new shared storage media server. NEXIO is a highly flexible and cost-effective server system that provides a powerful foundation for both transmission and news environments. Offering exceptional scalability, fault-tolerance and interoperability, NEXIO also provides customers with a viable upgrade path to HD, through the Company's HD Server, expected to be available by December 2005. The Video Server product line also includes Digital Turnaround Processor™ (DTP), the next-generation product from the AgileVision acquisition made in 2002 and winner of Broadcast Engineering Magazine's Pick Hit Award at NAB, which is capable of splicing and branding digital television content.

  Post Production

        Leitch's Post Production product line provides content creation products with a line of hardware and software solutions for editing, special effects, compositing, animation, web video streaming and DVD creation. These products are used by organizations which create video content, including broadcasters, production companies, cable companies, corporations, educational institutions and government entities. The Company has earned industry recognition for its dpsVelocity™ series of non-linear editing products, most recently for dpsVelocityHD™.

AIF 2004:    4

Trends

        The major trends relevant to the Company's business include broadening of the professional television market to include new delivery mechanisms (direct-to-home satellite, telecommunications) and new content providers (specialty channels), increasing integration/interoperability across broadcasting products, and the transition from analog to digital. Reliability requirements and financial pressures are driving customers toward automation, remote control, unmanned operations and highly integrated solutions, all of which create demand for sophisticated hardware and software solutions. Ever-increasing requirements for speed, ease of use, and workflow interoperability in creative tools continue to drive next-generation non-linear editing products. Key technical trends include the ongoing shift from analog to digital technology, the gradual adoption of high definition video technology and the tape-to-disk transition that drives sales of Servers and related software infrastructure. However, the timing for the adoption of these new technologies and processes has been slower than expected and the global economic conditions, and the Company's prolonged product transition, have led to deferral of large capital projects and lost market share to competitors.

        The Company believes that capital spending has stabilized in its core markets and is not anticipating an upturn in the market to drive revenue growth, which was part of its strategy in previous years. Instead, the Company plans to grow revenue through a more aggressive sales and marketing focus, and to capitalize on a robust product offering.

        Given that capital spending is not increasing substantially, the Company has adopted a near term strategy to return to profitability by driving revenue growth and becoming the low cost leader in the industry. These initiatives are discussed in more detail below:

  Drive revenue growth

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  Focus research and development ("R&D") investment on rounding out our product offerings, with emphasis on HD products to capitalize on the expected shift in capital spending to HD equipment;

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  Address under-performing geographic areas by upgrading sales management and changing the distribution strategy in under-performing countries;

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  Realign our sales organization to include systems engineering, address integrated solution sales that will capitalize on the Company's broad product portfolio and improve customers' ability to utilize a higher percentage of the Company's products in system builds;

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  Improve the service model by generating additional revenue from services, including extended warranties and consulting services; and

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  Pursue accretive acquisition opportunities where there is minimal product overlap or significant synergies to be achieved.

  Address cost base to be the low cost leader:

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  Flatten the organization structure to reduce costs and to increase response time and flexibility;

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  Reduce infrastructure and discretionary spending through targeted purchasing plans, increased spending controls, facility consolidation and headcount reduction;

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  Drive gross margin improvement through accelerated conversion to new product lines, which will improve efficiencies associated with inventory, carrying costs, planning, purchasing and manufacturing management;

AIF 2004:    5

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  Develop a more flexible manufacturing strategy through the evaluation of outsourcing opportunities that make financial and operational sense, and targeted capital purchases; and

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  Extract cash from balance sheet through improved collection efforts and reduced inventory levels to be achieved through tighter controls over inventory and our streamlined product offering.

Sales and Marketing Strategy

        The Company currently sells its products in approximately 90 countries through an extensive distribution network. The Company's revenues by geographic regions (as determined by location of customer) are as follows:

Three-Year Revenue Chart

	Year Ended April 30
	2004	2003	2002
	(all amounts in thousands of Canadian dollars)
United States	$62,963	$89,874	$97,119
Europe	$38,042	$33,034	$39,065
Non-U.S. Americas	$21,870	$27,134	$32,611
Pacific Rim	$31,711	$29,939	$29,447

Total	$154,586	$179,981	$198,242

        For each of the Company's three business segments, the Company's sales strategy is to concentrate on direct sales and sales through dealers and system integrators on a global basis. The Company's principal direct sales offices are in the United States, Canada, the United Kingdom, France and Hong Kong, with representation in other key markets such as China. During July 2003, the Company closed its sales office in Brazil.

        To cover its major markets, the Company's internal sales staff includes sales managers, sales engineers and customer service technologists. Additionally, the Company has numerous U.S. and international distributors who are industry experts and are highly familiar with both our equipment and their local customer base. Although distributors in North America and the United Kingdom are non-exclusive, many of the Company's international distributors are independent and have exclusive rights for their markets. In order to reinforce the technical expertise of distributors, particularly in markets outside North America and Europe, Leitch sales engineers are available to carry out on-site training, and many dealers also send staff to the Company's Toronto, Bracknell, Burbank and Hong Kong facilities for further technical training.

        The balance between direct sales, sales to OEMs and distributor sales varies significantly within the different markets served by Leitch. For example, Canada and the United Kingdom are strongly oriented toward direct sales; the United States is relatively evenly split between direct and distributor sales; and most other export markets are dominated by distributor sales.

AIF 2004:    6

        Although the Company's business strategy has evolved over time to reflect the changes and new directions in digital technology and the converging communications industry, management's consistent sales and marketing strategy is to move closer to the end user. The Company attempts to enter the customer's procurement process during the planning stages in order to get Leitch equipment specified in the design, rather than waiting until the final bid stage to quote on products.

        The Company believes that it will continue to grow by taking advantage of the migration of video technology from analog to digital and through capitalizing on new market segments. With infrastructure replacement underway as analog television facilities worldwide convert to digital, the Company is broadening the market for its products by adapting them to the needs of cable, telecommunications and satellite broadcast customers. There is no one customer in any category of the Company's principal products or services that accounted for greater than 15% of the Company's consolidated revenue in either of the last two completed fiscal years.

Product Lines

        Leitch products have applications in most television facilities where they are used in the production of program material (news, sports, entertainment and advertising) and subsequent distribution of these programs to viewers worldwide. Leitch produces over 2,000 products, of which the broad breakdown is shown below by business segment:

BUSINESS SEGMENT DESCRIPTION	PRODUCTS

VIDEO PROCESSING AND DISTRIBUTION
Leitch video processing and distribution products provide critical electronic infrastructure for broadcast and post production operations as well as downstream distribution networks. Our products are required for quality processing, routing and conversion of all major signal formats and standards.	Extensive portfolio of audio/video products for the professional television industry including:
•  Interface and conversion systems: NEO and 6800+ modular platforms and the "all in one", standalone DPS-575 non-modular solution
•  Production solutions: Opus master control, LogoMotion Branding
•  Reference products for virtually any sync, test and time application
•  Signal distribution and routing with two leading routing platforms, Panacea™ and Integrator™
•  Network monitoring and control applications: CCS Pilot™, CCS Navigator, SuiteView and other control and monitoring applications
• Test and measurement equipment: Videotek's line of test and measurement equipment, video demodulators, routing switchers, color correctors and processors

AIF 2004:    7

VIDEO SERVERS
Leitch video servers provide true shared storage solutions for media content. Solutions are available for transmission, sports and news environments of television broadcast operations. Shared storage systems can be scaled and interconnected to meet a variety of applications and broadcasting business models. The architecture enables interconnection via industry standard infrastructure such as TCP/IP networks.	NEXIO™ Product Line —
•  Transmission Solutions:
    •  MPEG — 2 Transmission Server — NX4000TXS
    •  MPEG-2 Integrated Server — NX4000ITS
    •  ATSC/DVB ASI module — NXIOASI211
    •  View & Trim Station — NX4100VTS
•  News Solutions:
    •  Non-Linear Editing Platform — NX4465ES NEWSFlash™
    •  Non-Linear Editing Platform — NX4475ES NEWSFlash FX™
    •  Proxy Editing System — Browse Cutter
•  SAN & Network Products
    •  Storage — NXS3000
    •  IP Gateway Server — NX2000GS
    •  Mirror Server — NX2000MS
    •  Archive Server — NX2000AS
•  Applications
    •  Ingest Control Manager
    •  Playlist
    •  Resource Manager
    •  Media Management
    •  Network Monitoring and Control
• Digital Turnaround Processor™ (DTP): the next-generation product from the Agilevision acquisition, which is capable of splicing and branding digital television content

POST PRODUCTION
Content creation hardware and software solutions for video editing, special effects, compositing, animation, web video streaming and DVD creation. These products are used by broadcasters, production companies, cable companies, corporations, educational institutions, government entities and OEM customers.	• Non-linear editing hardware/software bundles and fully integrated turnkey non-linear editing Systems — Velocity, VelocityQ, and VelocityHD
•  Four stream digital disk recorder hardware with 4-channel DVE — Quattrus
•  Dual channel digital disk recorder hardware with DVE — Reality
• Webstreaming software — NetStreamer

        The VP&D segment accounted for approximately 73% of the Company's revenue in fiscal 2004 and 70% in fiscal 2003. The Servers segment accounted for approximately 17% of revenue in fiscal 2004 and 18% in fiscal 2003. The Post segment accounted for approximately 10% of revenue in fiscal 2004 and 12% in fiscal 2003.

AIF 2004:    8

Manufacturing

        The Company currently manufactures all its products except for a small number of computer-based products, such as disk drive storage devices. Manufacturing is carried out at the Company's two plant facilities in Toronto, Canada and Burbank, California, now supplemented by the acquisition of Videotek's manufacturing facility in Pottstown, Pennsylvania. Each plant specializes in the supply and support of certain products and processes. Toronto, Canada, supplies all VP&D and Post products except for Videotek products, which are manufactured in Pottstown, Pennsylvania. Burbank, California, supplies the Server product line.

        Two key factors for success for the Company are: (i) the ability to meet its long and short term manufacturing requirements; and (ii) quality and reliability of the components used in its products. Accordingly, the Company is continually improving the procurement process by exploring opportunities offshore, targeting an optimal number of suppliers, optimizing prices for high volume integrated circuits, and extending joint-purchasing by the two plants to all component classes. By diversifying its list of suppliers of components, Leitch significantly minimizes the short-term risk of inventory shortage. In addition, the Company has alternate suppliers for most of its major components and has in certain cases made "lifetime buys" of components for products being phased out which ensure that the Company will reasonably have enough components to satisfy its requirements to service products phased out or being phased out. In addition, the Company conducts a diligent research and selection process in identifying potential third party suppliers of the individual components of its products.

        As mentioned above, as part of the Company's strategy to adjust its cost base to become the low cost industry leader, the Company is developing a more flexible manufacturing strategy through the evaluation of outsourcing opportunities that make financial and operational sense and through targeted capital purchases.

        An integral element of the Company's risk management strategy is a dependable global distribution network. With strategic locations in North America, Europe and Asia, Leitch employs a distribution network enabling it to deliver its products to the global marketplace quickly and effectively.

THE INDUSTRY

Markets

        The North American and European markets are the largest and most established, with potential for growth based primarily upon the increasing trend toward digital technology and the convergence of the communications industry. The Asian market has become increasingly more significant with the development of the television and communication industries in the Asian nations. South American markets are smaller but have significant potential for growth based primarily on the development of infrastructure, which may involve either digital or analog technology. As part of its strategy to drive revenue growth, the Company plans to address under-performing geographic areas by upgrading sales management and changing the distribution strategy in under-performing countries.

        The Company competes in these markets with major international companies, both public and private, as well as with some smaller, local companies in regard to more minor elements of the customer's solution. Leitch's position against these companies varies by product and market resulting in our competitive position being either in the first or second tier of the competitive group usually considered by our customers.

        The world market for professional video production equipment comprises five major categories of end users:

AIF 2004:    9

  Television Broadcasters

        Television broadcasters are national and regional television networks such as CBC, CTV and Global in Canada, CBS, NBC, ABC, Fox and PBS in the United States, network affiliates (of which there are approximately 1,500 in North America), cable programmers such as CNN, HBO, Disney and independent stations. International broadcasters also form a significant part of the market including established networks such as the BBC in the U.K. or developing broadcasters such as CCTV in China. Television broadcasters represent the largest market for professional video equipment. Growth in this established market results mainly from the adoption of new technologies and the latest video and audio signal standards, including component digital, composite digital and digital audio. Server storage and transmission technologies are of particular interest to broadcasters to improve workflow, reduce costs and improve their competitiveness in news operations.

  Production and Post-Production Houses

        Production and post production houses are producers of programming, commercials and other video materials and are the second largest group of purchasers of professional video equipment. The Company estimates that there are over 10,000 production and post production houses in North America, with the major centers located in New York, Chicago, Los Angeles, Toronto, and Orlando. The services of production and post production houses are used by television broadcasters, cable television systems and corporate and institutional video users. These users are highly sensitive to production quality and therefore represent a large target market for digital products.

  Corporate and Institutional Users

        Corporate and institutional users include business, academic, military, government, health, religious and other organizations, which develop or purchase video programming for various purposes including sales presentations and training films, closed circuit broadcast systems and video conferencing. This is the third largest group of professional video equipment users and the fastest growing market segment. Corporate and institutional users purchase both professional and consumer-quality equipment, including a large volume of audio/visual presentation equipment, with many of these products supplied by the Company. This group is expected to be the main user of multimedia equipment in the future.

  Cable and Satellite Television Systems

        Cable and satellite television systems redistribute television signals, primarily to residential subscribers. Major cable systems that are customers of the Company include Rogers Cable, Comcast, Shaw Cable, Videotron, and Cable & Wireless. Major satellite companies include Echostar, DirecTV and Bell ExpressVu. Although a very large market for video transmission equipment, cable systems initially used lower quality equipment during their fast growth phase in the 1980s. Although the growth rate of new subscribers has slowed in recent years, the cable television industry is still upgrading its equipment, resulting in demand for higher quality professional equipment such as that produced by the Company. All major cable companies operate their own community television channels and consequently require video production equipment for their broadcast facilities. The increased penetration and diversity of cable services has also created a demand for new programming, which has resulted in increased demand for professional equipment from video production and post production houses. The cable television industry in Canada and the United States is poised for further growth as new technology expands channel capacity, allowing additional specialty channels to be offered. Satellite providers require high quality and reliable transmission and processing equipment to manage their operations. These companies are typically more centralized than cable television systems however, and also carry a vast array of national and local channels. Similar to the cable television market, the satellite television industry has significant growth potential as advances in technology expands the channel capacity of satellite service providers.

AIF 2004:    10

  Telecommunication Common Carriers

        Telecommunication common carriers include telephone companies and other transmission service providers such as satellite and microwave systems. This group has increased its use of digital video equipment due to its involvement in cable systems, particularly in the United States. Advances in digital compression and other technologies are making possible video conferencing and other interactive services. Cable and telephone companies are relying more and more extensively on fibre optic technology, creating a substantial market for conversion equipment to translate fibre optic signals to digital and analog signals and vice versa. To meet this demand, the Company has developed fibre optic interfaces for its digital routing switchers and achieved NEBS compliance for its Integrator router. Although capital spending by telecommunications companies has been depressed over the past few years, over time this market will require an increasing amount of professional television equipment.

GENERAL

Intellectual Property

        The policy of the Company is to apply for patents, or other appropriate proprietary or statutory protection, when it develops valuable new or improved technology. Leitch believes that the rapid pace of technological change in the broadcast industry makes patent and trade secret protection important, but this protection must be supported by other factors including the ability to attract and retain qualified personnel, new product introductions and frequent product enhancements.

        Leitch protects its technology through a combination of patents, copyrights, trade secrets and contractual arrangements. The objective of Leitch's patent strategy is to obtain an exclusive and preferential position in product concept, design features, performance and cost. Leitch seeks to patent key concepts, components, protocols and other inventions that it considers to have commercial value or that will likely give Leitch a technological advantage. Although Leitch applies for patent protection primarily in Canada, the United States and the United Kingdom, the company has filed, and will continue to file, patent applications in other countries where there exists a strategic technological or business reason to do so. To broadly protect Leitch's inventions, the Company used in-house and outside patent attorneys regularly interacting with employees, reviewing invention disclosures and preparing patent applications on a broad array of core technologies and competencies. The Company has also established a program to provide cash incentives to employees who submit invention disclosures which lead to patent applications.

        The Company's existing portfolio of worldwide patents includes patents covering colour decoding, video standards conversion and motion compensation, and video server network architecture. Leitch's products also contain a number of custom ASICs and FPGAs designed by Leitch's engineering team that embody proprietary circuit designs owned by the Company. Additionally, Leitch's software and firmware, especially the operating systems for its products and the code necessary to remotely operate, monitor and control those products, have been developed through years of research. The Company believes that the proprietary aspects of the ASICs, FPGAs and the software and firmware are not easily discovered or developed, even through attempts at reverse engineering the individual components and/or the binary versions of the code in its products.

AIF 2004:    11

        It is Leitch's general practice to enter into confidentiality and non-disclosure agreements with its employees, consultants, vendors, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary rights, and to enter into agreements with employees that include an assignment to the Company of all intellectual property developed in the course of employment. The Company enters into software licensing agreements with its customers, potential customers, and others for use of its software-based intellectual property.

        Leitch's intellectual property also takes the form of trademarks, service marks, and trade names. The Company's trademark and trade name, Leitch, is a valuable asset. The Company has registered the Leitch trademark in Canada, the United States, the United Kingdom, and China, and registrations are pending in other countries around the world, including India, Japan and South Korea. Over thirty other trademarks are used by Leitch to distinguish its products and services from those of competitors, and the Company regularly seeks to obtain registrations to protect those marks and the goodwill associated with them. Other noted trademarks registered by the company or for which applications are pending include Digital Glue, Virtual Recorder, Integrator, NEO, and Logomotion. Although the Company applies for registrations primarily in Canada, the United States, and Europe, the Company has filed, and will continue to file, applications for registration in other countries for marks which increase in value or which are in danger of being infringed.

Regulatory Environment

        The Company's target markets are regulated by the FCC in the United States and by the CRTC in Canada. Western European countries have similar regulatory bodies. These agencies set policies governing the content and transmission of television broadcasting.

        The Company's designs are subject to standards set by industry groups such as the SMPTE (Society of Motion Pictures and Engineers), ATSC (Advanced Television Systems Committee), EBU (European Broadcast Union) and AES (Audio Engineering Society). While not legally binding, these standards are generally accepted by the industry and are followed as a matter of practice.

        Although the Company's products are not normally designed for general consumer use, the Company has taken the extra step of securing Underwriters Laboratories Inc. ("UL"), Canadian Standards Association and Conformitée Européenee approval for most products. Management considers this to be advantageous as certain local governments, such as the City of Los Angeles, have begun requiring UL approval on all equipment purchased.

        The Company's operations are subject to a variety of federal, provincial and local environmental laws and regulations. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, and the handing, storage and transportation of hazardous materials. The Company uses a limited amount of hazardous materials in its operations and management believes that the Company has conducted and is conducting its business in compliance with all applicable environmental laws in all material respects. As such, the financial or operational effect of such environmental protection requirements on capital expenditures, earnings and comparative positions of Leitch for the current fiscal year and the expected impact on future years is not material.

AIF 2004:    12

Employees

        As at April 30, 2004 the Company had 697 full-time employees, engaged in the following areas:

AREA OF EMPLOYMENT	NUMBER OF EMPLOYEES
Research and Development	171
Manufacturing (including customer service)	319
Sales and Marketing	99
Management & Administration	108

        The Company believes that its ability to attract and retain highly skilled engineering, marketing and management personnel is one of the factors in the success of the Company. Employee turnover is low. Management believes relations and morale are good. The Company encourages employee involvement and recognizes both performance and length of service. None of the Company's employees are governed by collective agreements. Leitch has never experienced a labour disruption in its history.

Research & Development

        A critical success factor for Leitch to date has been its innovative engineering skill and complementary software expertise. Leitch believes that its commitment to research and development (having spent $32.2 million (gross expenses) for the fiscal year ended April 30, 2004), high quality manufacturing standards and the development of long-term relationships with customers have earned the Company a worldwide reputation for excellence in innovation, quality and reliability.

Foreign Operations

        The Company currently has operations in Canada, the United States of America, the United Kingdom, France, and Hong Kong. During July 2003, the Company closed its office in Brazil.

        International operations are necessarily subject to differing economic risks and opportunities. The Company's production costs are affected by conditions prevailing in the various locations. The Company is also exposed to currency exchange risks and opportunities, which may affect the Company's consolidated financial reporting negatively or positively as a result of the translation of foreign financial results into Canadian dollars. The Company believes that international diversification has reduced its overall economic business risk.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following three tables sets forth selected consolidated financial data of the Company for the fiscal years ended April 30, 2002 to April 30, 2004, inclusive. For a detailed review of the Company's financial results, please see the Company's consolidated financial statements for its fiscal year ended April 30, 2004.

Revenue and Earnings (in thousands of dollars)

	2004	2003	2002
Revenue	154,586	179,981	198,242
Net Earnings (Loss) from Continuing Operations	(38,126)	(98,496)	(37,236)
Net Earnings (Loss)	(37,299)	(98,496)	(44,672)

AIF 2004:    13

Earnings Per Share

	2004	2003	2002
Earnings (loss) per share from continuing operations — basic	$(1.16)	$(3.31)	$(1.25)
Earnings (loss) per share from continuing operations — diluted	$(1.16)	$(3.31)	$(1.25)
Earnings (loss) per share — basic	$(1.13)	$(3.31)	$(1.50)
Earnings (loss) per share — diluted	$(1.13)	$(3.31)	$(1.50)

Balance Sheet (in thousands of dollars)

	2004	2003	2002
Total Assets	176,396	187,466	308,258
Long-term Debt	NIL	NIL	NIL
Shareholders' Equity	137,551	157,183	261,000

DIVIDEND POLICY

        The Company retains earnings to finance the development of its business and, accordingly, does not anticipate paying dividends on its Common Shares in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Please refer to pages 4 to 26, inclusive, of the 2004 Annual Report of the Company, which is incorporated by reference in this annual information form ("AIF").

MARKET FOR SECURITIES

        The Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol "LTV". The Company voluntarily de-listed its Common Shares from NASDAQ effective on the close of business July 22, 2003.

AIF 2004:    14

DIRECTORS AND OFFICERS

        The names and municipalities of residence of all directors and officers of the Company as at the date hereof, the offices presently held, the principal occupations during the last five years and the year each director first became a director are set out below. The Articles of the Company provide for a minimum of three and a maximum of 20 directors. Directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. On July 17, 2003, the Company's President and CEO, Margaret Craig, announced her resignation from the Company and Board of Directors. At that time, the Board of Directors appointed Stan Kabala, a director of the Company since June 1996, as Interim President and CEO. On November 24, 2003, the Company appointed Tim Thorsteinson as President and CEO. On February 4, 2004, the Company announced that its Chief Financial Officer Reg Tiessen had resigned and that David Toews was appointed Chief Financial Officer. On March 1, 2004, the Company announced it had accepted the resignation of John A. MacDonald from the Board of Directors and appointed Mr. Thorsteinson to fill the resulting vacancy. On April 15, 2004, Albert Gnat, a board member since 1994, passed away. On June 8, 2004, the Company announced that Anthony Griffiths was appointed Chairman of the Board following the completion of David Chaikof's two year term as Chair. The Company is required to have an Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee. For greater information about the structure of the Board and its committees, including corporate governance matters, please see the Company's 2004 Management Information Circular dated September 10, 2004.

DIRECTORS

Name and Municipality of Residence	Director Since	Major Position with the Corporation and/or Principal Occupation
WILLIAM BAKER(2)(3) Riverside, CT, USA	July 6, 1993	President, WNET-Thirteen, New York (Television Station)
DAVID CHAIKOF(2)(3) Toronto, ON, Canada	February 23, 1999	Partner, Torys LLP (Barristers and Solicitors)
ANTHONY GRIFFITHS(1)(2)(3)(4) Toronto, ON, Canada	November 29, 1994	Chairman of the Board, Leitch Technology Corporation, Corporate Director and Independent Consultant
GILLES HURTUBISE(3) Beaconsfield, QUE, Canada	June 27, 1995	Broadcasting Consultant
STANLEY KABALA(1)(5) Naples, FL, USA	June 18, 1996	Chief Executive Officer, Avalon Technologies LLC
GRAHAM SAVAGE(1) Toronto, ON, Canada	December 8, 2003	Chairman, Callisto Capital LP (Merchant Banking)
BRIAN SEMKIW(2) Oakville, ON, Canada	April 21, 1994	Chief Executive Officer, Rand Worldwide (Technology Reseller)
TIM THORSTEINSON Toronto, ON, Canada	February 24, 2004	President & CEO, Leitch Technology Corporation

Notes:

(1)
Denotes members of the Company's Audit Committee.

(2)
Denotes members of the Company's Compensation Committee.

(3)
Denotes members of the Corporate Governance & Nominating Committee

(4)
Mr. Griffiths was formerly a director of Brazilian Resources Inc. which was subject to insider cease trade orders issued by the Ontario Securities Commission in May 2001 and June 2003 due to the late filing of financial statements. All required documents were filed by Brazilian Resources Inc. and the cease trade orders were rescinded. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA"). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederation Life Insurance Company at the time it was placed into liquidation and a director of Peoples Jewellers Limited at the time a receiver manager was appointed. Mr. Griffiths is also currently a director of Slater Steel Inc. which is operating under the protection of the CCAA in an orderly wind-down.

(5)
Mr. Kabala was the Chairman of the board of directors of eLOT, Inc until 2002, during which time eLOT, Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code on October 15, 2001.

AIF 2004:    15

EXECUTIVE OFFICERS

Name and Municipality of Residence	Title:
Tim Thorsteinson Toronto, ON, Canada	President and Chief Executive Officer
David A. Toews Toronto, ON, Canada	Chief Financial Officer

        Each of the directors and officers of the Company has held his/her present principal occupation noted above, or other positions with the same organization, for the past five years, except as set out below.

  •
  Mr. Thorsteinson has been President and CEO of Leitch since November 24, 2003, and a director of Leitch since February 24, 2004. Prior to his appointment on November 24, 2003, Mr. Thorsteinson was Vice-President, Product Business Units for Thomson Broadcast & Media Solutions after the acquisition by Thomson (formerly Thomson multimedia SA) of Grass Valley Group in March 2002. Prior to Thomson's acquisition of Grass Valley Group, Mr. Thorsteinson served as President, Chief Executive Officer and Chief Operating Officer at Grass Valley Group, and from 1991 to 1999 served in various executive capacities, including president of the Video Networking Division (of which Grass Valley Group was a part) at Tektronix Inc.

  •
  Mr. Toews has been Chief Financial Officer (CFO) of Leitch since February 2004. Prior to being appointed CFO, Mr. Toews was Vice President of Finance and Administration at Leitch. Before coming to Leitch in December of 2000, Mr. Toews was CFO of Internet Sports Network, Inc.

  •
  Mr. Kabala served as the Corporation's Interim President and Chief Executive Officer of Leitch from July 17, 2003 until November 24, 2003. Mr. Kabala is the Chief Executive Officer of Avalon Technologies LLC. From 1998 to 2000 Mr. Kabala was Chairman, President and Chief Executive Officer of Executone Information Systems ("eLOT").

  •
  Mr. Savage is the Chairman of Callisto Capital LP, a merchant banking partnership formed in October 2002. From November 1998 to the present, Mr. Savage has been Managing Director of Savage Walker Capital Inc., a merchant banking firm.

        Directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, 0.21% of the currently outstanding Common Shares of the Company.

ADDITIONAL INFORMATION

        The Company shall provide to any person, upon request to the Secretary of the Company, the following documents:

  (a)
  when the securities of the Company are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

  (i)
  one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this AIF,

  (ii)
  one copy of the Company's consolidated financial statements for its financial year ended April 30, 2004, together with the accompanying report of the auditors, and one copy of the Company's interim financial statements subsequent to the said year end statements,

  (iii)
  one copy of the Company's information circular in respect of its most recent annual meeting of shareholders, and

  (iv)
  one copy of any other document that is incorporated by reference into the preliminary short from prospectus, or the short form prospectus, and is not required to be provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any of the documents referred to in (a) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

AIF 2004:    16

        Additional information concerning the Company, including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, is, where applicable, contained in the Company's information circular for its 2004 annual and special meeting of shareholders. Additional financial information is provided in the Company's consolidated financial statements for its fiscal year ended April 30, 2004.

        Unless otherwise stated, the information contained herein is as at September 10, 2004.

AIF 2004:    17

QuickLinks

  Exhibit 99.4
2004 ANNUAL INFORMATION FORM